Exhibit 99.1

Hywin Holdings Announces Receipt of Notification from Nasdaq

SHANGHAI, China, May 30, 2024 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. (“Hywin”, or the “Company”) (NASDAQ: HYW) today announced that it has received a notification letter dated May 28, 2024 (the "Notice") from the staﬀ of the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the "Nasdaq"), indicating that the Company is not in compliance with the minimum bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules as the closing bid price of the Company's American depositary shares ("ADSs") has been below US$1.00 per ADS for a period of 30 consecutive trading days. The Notice has no immediate eﬀect on the listing or trading of the Company’s ADSs on Nasdaq.

Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until November 25, 2024 (the "Compliance Period"), to regain compliance with the minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per ADS is at least US$1.00 for a minimum of 10 consecutive trading days, Nasdaq will provide the Company a written confirmation of compliance with the minimum bid price requirement, and the matter will be closed.

In the event the Company does not regain compliance by November 25, 2024, subject to the determination by the staﬀ of Nasdaq, the Company may be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the minimum bid price requirement. In this case, the Company will need to provide a written notice of its intention to cure the deficiency during the second compliance period, including by eﬀecting a reverse stock split, if necessary.

The Notice does not aﬀect the Company's business operations, its U.S. Securities and Exchange Commission reporting requirements or contractual obligations, and the Company will take all reasonable measures to regain compliance within the prescribed Compliance Period.

About Hywin Holdings Ltd.

Hywin (NASDAQ: HYW) is a leading independent wealth and health management service provider in China focusing on providing asset allocation advisory services and comprehensive financial products to high-net-worth clients. The Company’s primary services are insurance brokerage services, health management services, overseas wealth and asset management services, and other wealth management services. The Company oﬀers insurance brokerage services through collaborations with leading insurance companies in Hong Kong and globally. The Company also oﬀers integrated and high-end health screening and health management services to high-net-worth clients in China, and aims to serve clients across market cycles and life cycles. For more information, please visit https://ir.hywinwealth.com/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Hywin Holdings Ltd.

Email: ir@hywinwealth.com

Media Contact:

ICR, LLC

Edmond Lococo

Phone: +86 138-1079-1408

Email: HywinPR@icrinc.com